02018712

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED MAR 0 1 2002 354 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
51354

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thomas Weisel Partners LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Montgomery Street
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert West, Chief Financial Officer — (415) 364-7774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-22-02

OATH OR AFFIRMATION

I, Robert West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Thomas Weisel Partners LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Robert West
Title: Chief Financial Officer
Date: February 27, 2002

Notary Public

CATHERINE B. SAPIRO
Comm. # 1296375
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires March 8, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Member of
Thomas Weisel Partners LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Thomas Weisel Partners LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 26, 2002

Thomas Weisel Partners LLC
Statement of Financial Condition
December 31, 2001
(in thousands)

Assets	
Cash and cash equivalents	$ 88,409
Securities owned, at market value	177,638
Corporate finance and syndicate receivables, net	17,680
Receivable from parent and affiliates	8,682
Other assets	4,505
Total assets	$ 296,914
Liabilities and member's equity	
Securities sold, but not yet purchased, at market value	$ 90,014
Payable to clearing broker	53,654
Accrued expenses and accounts payable	56,407
Payable to affiliate	237
	200,312
Contingencies (note 7)	-
Member's equity	96,602
Total liabilities and member's equity	$ 296,914

The accompanying notes are an integral part of these financial statements.

Thomas Weisel Partners LLC
Statement of Income
For the year ended December 31, 2001
(in thousands)

Revenues	
Investment banking	$ 105,388
Principal transactions	121,237
Commissions	97,622
Interest income (net of $5,914 of interest expense)	5,145
Other income	200
	329,592
Expenses	
Compensation and benefits	130,945
Floor brokerage and trade execution	35,184
Marketing and promotion	23,924
Occupancy and equipment (note 6)	55,525
Communications and data processing	20,581
International referral fees (note 6)	5,973
Other	15,076
	287,208
Net income	$ 42,384

The accompanying notes are an integral part of these financial statements.